FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of September 2011

SANTANDER UK PLC
(Translation of registrant's name into English)

2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

As disclosed on page 122 of Santander UK plc’s (‘Santander UK’) 2011 Half Yearly Financial Report published on 25 August 2011 and as furnished with the U.S. Securities and Exchange Commission (the ‘SEC’) on Form 6-K on 26 August 2011, in the first half of 2011, two changes were made to the Group’s segment reporting structure that impacted the published segmental disclosures in Santander UK’s Annual Report for the year ended 31 December 2010 (the ‘2010 Annual Report’) as filed with the SEC on Form 20-F on 17 March 2011, as follows:

(i)
In the six months ended 30 June 2011, Santander Business Banking, which offers a range of banking services to small businesses in the UK, was managed and reported as part of Corporate Banking rather than Retail Banking as in 2010 and earlier years.

(ii)
In addition, following the acquisition of the Santander Cards and Santander Consumer businesses (the ‘Perimeter companies’) in October and November 2010, as described in Note 49 of the 2010 Annual Report, the statutory results for the six months ended 30 June 2011 (i.e. the post-acquisition period) include the consolidated results of the Perimeter companies, whereas the statutory results for the six months ended 30 June 2010 (and other pre-acquisition periods) do not. In order to enhance the comparability of the results for the two periods, management reviews the 2010 results including the pre-acquisition results of the Perimeter companies for that period.

The effects of these changes on the segment disclosures for the years ended 31 December 2010, 2009 and 2008 were as follows. In view of the small size of the changes, the financial statements for the years ended 31 December 2010, 2009 and 2008 included in the 2010 Annual Report have not been revised.  Santander UK expects to provide financial information for the years ended 31 December 2010 and 2009 reflecting these changes in its Annual Report  for the year ended 31 December 2011.

Quantitative impact of segment changes on the years ended 31 December 2010, 2009 and 2008

2010	Retail Banking £m	Corporate Banking £m	Global Banking & Markets £m	Group Infrastructure £m	Total £m	Adjustments £m	Statutory Group Total £m
Trading profit before tax:
- as originally published	1,601	93	288	159	2,141	(16)	2,125
- after the effect of the changes	1,634	136	288	134	2,192	(67)	2,125
Increase/(decrease)	33	43	-	(25)	51	(51)	-

2009	Retail Banking £m	Corporate Banking £m	Global Banking & Markets £m	Group Infrastructure £m	Total £m	Adjustments £m	Statutory Group Total £m
Trading profit before tax:
- as originally published	1,279	128	285	220	1,912	(222)	1,690
- after the effect of the changes	1,214	193	285	220	1,912	(222)	1,690
Increase/(decrease)	(65)	65	-	-	-	-	-

2008	Retail Banking £m	Corporate Banking £m	Global Banking & Markets £m	Group Infrastructure £m	Total £m	Adjustments £m	Statutory Group Total £m
Trading profit before tax:
- as originally published	1,108	106	231	20	1,465	(371)	1,094
- after the effect of the changes	1,052	162	231	20	1,465	(371)	1,094
Increase/(decrease)	(56)	56	-	-	-	-	-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 09 September 2011	By /s/ Jessica Petrie (Authorised Signatory)